

June 4, 2015

Via E-mail
James Yersh
Chief Executive Officer
Blackberry Limited
2200 University Ave East
Waterloo, Ontario Canada N2K 0A7

      Re: **Blackberry Limited**
             Form 40-F for Fiscal Year Ended February 28, 2015
             Filed March 27, 2015
             File No. 0-29898

Dear Mr. Yersh:

      We refer you to our comment letter dated May 15, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Cecilia Blye

                      Cecilia Blye, Chief
                      Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Phil Kurtz
        Deputy GC & Assistant Corp. Secretary
        Blackberry Limited